Exhibit 99.5

Autoriteit
Financiele Markten

[GRAPHIC OMITTED]

FORM FOR THE DISCLOSURE OF SECURITIES TRANSACTIONS IN THE OWN ISSUING
INSTITUTION

Form for the disclosure of securities transactions in the own issuing institution

Part I


1.  Name of issuing institution                 : New Skies Satellites N.V.

2.  Name of person obliged to notify            : New Skies Satellites N.V.

Sort of security
----------------

3.  Sort of security                            : Ordinary shares

      (Share/Bond/Option/Warrant/other)

4.  To be filled out if applicable:

      Nominal value of the security:            0.05 EUR

      Option series (call option/put option)

      Exercise price:

      Expiration date:


Transaction in the security indicated in questions 3 and 4
----------------------------------------------------------

5.  Date of the transactions            19-12-02        20-12-02

6a. Number of securities acquired
     in the transaction:                55,000          701,100

 b. Number of securities sold in
     the transaction:

7.   Price of the securities:           3.90             3.90

8.   Open/Close (in case of options)



To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:



New Skies Satellites N.V., M.J. Dent, General Counsel
-----------------------------------------------------
Name

Rooseveltplantsoen 4                                     23 December 2002
-----------------------------------------------------    -----------------------
Address                                                  (Date)

2517 KR The Hague                                        /s/ M. Dent
-----------------------------------------------------    -----------------------
Postal code & city & country                             Signature